Reynolds Group Holdings Limited Announced Closing of Sale of SIG Combibloc Business

Business Wire

Lake Forest, Illinois, United States – March 13, 2015

Reynolds Group Holdings Limited announced the closing of the previously announced sale of its SIG Combibloc business (SIG), which is reported as its SIG segment, to Onex Corporation. The aggregate purchase price for SIG paid at closing was €3.575 billion, adjusted for estimates of certain items including closing date cash, indebtedness, working capital and current tax assets and liabilities. 35% of the purchase price was paid in Euros (approximately €1.2 billion) and 65% in US Dollars (approximately US$2.8 billion). Subsequent to closing there may be further adjustments to reflect actual closing date amounts. An additional amount of up to €175 million will be payable by Onex depending on the financial performance of SIG during fiscal years 2015 and 2016.

Contact:
enquiries@reynoldsgroupholdings.com or

Terese Eklund

1-847-482-2773
teklund@pactiv.com